October 7, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mellissa Campbell Duru Timothy Levenberg H. Roger Schwall

Re:	McMoRan Exploration Co. Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on August 10, 2005 File No. 333-121779
Ladies and Gentlemen:
     On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by facsimile on September 8, 2005, regarding McMoRan’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on August 10, 2005. We have reproduced below the full text of the Staff’s comment in italics, which is followed by our response. We also note that our response reflects the points that we discussed with Ms. Duru of the Staff on September 14, 2005.
Form S-3
Selling Securityholders, page 45
     Comment 1: The disclosure you provide in footnote (d) at page 46 is unclear. Revise to identify clearly all selling securityholders who are underwriters.
     In that regard, identify all selling securityholders that are registered broker-dealers or affiliates of registered broker-dealers. As for registered broker-dealers, indicate that such selling stockholders are underwriters, unless such selling stockholder received its securities as compensation for investment banking services. Similarly, with respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.
     Response 1: McMoRan will revise and update footnote (d) at page 46 of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 to clearly identify all selling

Securities and Exchange Commission
October 7, 2005

securityholders who are underwriters. According to the McMoRan questionnaire submitted by each of Aristeia Trading LLC and Aristeia International Limited, both dated June 10, 2005, at the time the notes were acquired, (1) Aristeia Trading LLC was a registered broker dealer and (2) Aristeia International Limited was neither a registered broker dealer nor an affiliate of a registered broker dealer. Subsequent to McMoRan’s filing of Post-Effective Amendment No. 1 on August 10, 2005, Aristeia Trading LLC submitted an updated questionnaire to McMoRan dated September 13, 2005, indicating that Aristeia Trading LLC is no longer a registered broker dealer. Moreover, Aristeia Trading LLC is not an affiliate of a registered broker dealer. Accordingly, McMoRan will update footnote (d) to reflect such change. See the attached “Selling Securityholders” section of Post-Effective Amendment No. 2 to Form S-3, marked to reflect the updated information.

     McMoRan represents to the Commission and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in its filings. McMoRan further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, McMoRan will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance with these matters. If you have any questions or comments, please call me at your earliest convenience at (225) 248-2028.

Sincerely,
/s/ Douglas N. Currault II
Douglas N. Currault II

cc:	Nancy D. Parmelee Kathleen L. Quirk C. Donald Whitmire, Jr.

SELLING SECURITYHOLDERS
     We originally issued the notes in a private placement in October 2004. The notes were resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of our common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which may include their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information known to us as of the date of this prospectus concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of our common stock issuable upon conversion of the notes that may be offered from time to time pursuant to this prospectus.
     The number of shares of our common stock shown in the table below assumes conversion of the full principal amount of notes held by such holder at the initial conversion rate of 60.3318 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment upon the occurrence of certain events (see “Description of the Notes – Conversion Rights”). Accordingly, the shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes; instead, cash will be paid in lieu of any fractional shares based upon the market price of our common stock on the last trading day before the date of conversion. As of June 30, 2005, we had 24.7 million shares of our common stock outstanding.

	Principal Amount At
	Maturity of Notes	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned	Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding(a)	May Be Sold	Outstanding(b)
American Investors Life Insurance Company (c)	400,000	*	24,132	*
Aristeia International Limited (d)	15,908,000	11.36%	959,758	3.75%
Aristeia Trading LLC (e)	3,017,000	2.16%	182,021	*
Boilermakers Blacksmith Pension Trust (f)	400,000	*	24,132	*
Chrysler Corporation Master Retirement Trust (g)	2,545,000	1.82%	153,544	*
CNHCA Master Account, LP (h)	100,000	*	6,033	*
DBAG London (i)	1,000,000	*	60,331	*
DKR Saturn Event Driven Holding Fund Ltd. (j)	19,500,000	13.93%	1,176,470	4.55%
DKR Saturn Multi-Strategy Holding Fund Ltd. (k)	7,950,000	5.68%	479,638	1.91%
F.M. Kirby Foundation, Inc. (h)	395,000	*	23,831	*
Fidelity Management Trust Company (l)	20,000	*	1,206	*
Fidelity Puritan Trust: Fidelity Balanced Fund (m)	1,980,000	1.41%	119,457	*
FrontPoint Convertible Arbitrage Fund, L.P. (n)	5,500,000	3.93%	331,825	1.33%
Grace Brothers, Ltd. (o)	400,000	*	24,132	*
Grace Convertible Arbitrage Fund, Ltd. (o)	4,100,000	2.93%	247,360	*
HFR CA Select Fund (p)	750,000	*	45,248	*
Institutional Benchmarks Master Fund Ltd. (p)	1,750,000	1.25%	105,580	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (h)	205,000	*	12,368	*

	Principal Amount At
	Maturity of Notes		Percentage of	Number of Shares of		Percentage of
	Beneficially Owned		Notes	Common Stock That		Common Stock
Name	That May Be Sold		Outstanding(a)	May Be Sold		Outstanding(b)
International Truck & Engine Corporation Retiree Health Benefit Trust (h)	115,000		*	6,938		*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (h)	110,000	*		6,636	*
MLQA Convertible Securities Arbitrage Ltd. (q)	800,000		*	48,265		*
Morgan Stanley Convertible Securities Trust (r)	400,000		*	24,132		*
National Bank of Canada c/o Putnam Lovell NBF Securities (s)	1,000,000		*	60,331		*
OCM Convertible Trust (h)	450,000		*	27,149		*
OCM Global Convertible Securities Fund (h)	80,000		*	4,826		*
Partner Reinsurance Company Ltd. (h)	450,000		*	27,149		*
Qwest Occupational Health Trust (h)	80,000		*	4,826		*
Sage Capital Management, LLC (t)	3,350,000		2.39%	202,111		*
San Diego County Employee Retirement Association (p)	400,000		*	24,132		*
SG Americas Securities, LLC (u)	2,310,000		1.65%	139,366		*
State Employees’ Retirement Fund of the State of Delaware (h)	610,000		*	36,802		*
Sunrise Partners Limited Partnership (v)	10,400,000		7.43%	627,450		2.48%
TCW Group Inc. (w)	3,635,000		2.60%	219,306		*
Tenor Opportunity Master Fund Ltd. (x)	1,500,000		1.07%	90,497		*
Tribeca Global Convertible Investments Ltd. (y)	1,000,000		*	60,331		*
UBS AG London F/B/O HES (z)	2,000,000		1.43%	120,663		*
UnumProvident Corporation (h)	240,000		*	14,479		*
Vanguard Convertible Securities Fund, Inc. (h)	4,920,000		3.51%	296,832		1.19%
Van Kampen Harbor Fund (aa)	600,000		*	36,199		*
Wachovia Bank National Association (bb)	11,000,000		7.86%	663,650		2.62%
Zazove Convertible Arbitrage Fund, L.P. (p)	1,500,000		1.07%	90,497		*
Zazove Hedged Convertible Fund, L.P. (p)	750,000		*	45,248		*
Unnamed securityholders or any future transferees, pledges, donees or successors of or from and such unnamed securityholders (cc)	26,380,000		18.84%	1,591,553		6.06%

Subtotal (dd)	113,620,000		81.16%	6,854,901		21.76%
Total	140,000,000		100.00%	8,446,455		25.52%

*	Less than 1%.

(a)	Based on total notes outstanding in the aggregate principal amount of $140 million.

(b)	Calculated based upon 24,653,925 shares of common stock outstanding as of June 30, 2005. In calculating the percentage for each securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that securityholder’s notes, but we did not assume conversion of any other securityholder’s notes.

(c)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Management, LLC, the adviser, exercises voting and investment power over the selling securityholder.

(d)	Based on information that Aristeia International Limited provided to us as of June 10, 2005, and updated on September 13, 2005, Aristeia International Limited is neither a registered broker dealer nor an affiliate of a registered broker dealer. Aristeia Capital LLC, the investment manager of Aristeia International Limited, is jointly owned by Robert H. Lynch Jr., Anthony Fragrella and Kevin Toner. [Comment 1]

(e)	Based on information that Aristeia Trading LLC provided to us as of June 10, 2005, Aristeia Trading LLC ~~is~~ was a registered broker dealer and the registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder ~~is~~ was an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission. However, based upon updated information that Aristeia Trading LLC provided to us dated September 13, 2005, Aristeia Trading LLC is no longer a registered broker dealer. Aristeia Advisors LLC, the investment manager of Aristeia Trading LLC, is jointly owned by Robert H. Lynch Jr., Anthony Fragrella and Kevin Toner. [Comment 1]

(f)	Ann Houlihan exercises voting and investment power over the selling securityholder.

(g)	Oaktree Capital Management, LLC (“Oaktree”) is the investment manager of the selling securityholder and does not own any equity interest in the selling securityholder, but has voting and dispositive power over the aggregate principal amount of registrable securities. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by the selling securityholder, except for their pecuniary interest therein. Oaktree is an affiliate of a registered broker-dealer, OCM Investments LLC. Oaktree is the majority owner of OCM Investments LLC. The selling securityholder acquired the registrable securities in the ordinary course of business.

(h)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(i)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business, and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Patrick Corrigan exercises voting and investment power over the selling securityholder.

(j)	DKR Saturn Management Company L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management Company L.P. has dispositive and voting power over the registrable securities and Ron Phillips has trading authority over the selling securityholder.

(k)	DKR Saturn Management L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management L.P. has dispositive and voting power over the registrable securities and Mike Cotton has trading authority over the selling securityholder.

(l)	Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 50,900 shares of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over the shares and sole power to vote or to direct the voting of the shares of Common Stock owned by the institutional account(s) as reported above.

(m)	The selling securityholder is an affiliate of a broker-dealer and acquired the registrable securities in the ordinary course of business, and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. The selling securityholder is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,008,300 shares of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each have sole power to dispose of the shares owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(n)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such, has voting and dispositive power over the securities held by the fund. Philip Duff, W. Gillepsie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(o)	Bradford Whitmore and Michael Brailon exercise voting and investment power over the selling securityholder.

(p)	Gene T. Pretti exercises voting and investment power over the selling securityholder.

(q)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Voting power is held by MLIM, LLC, not any individual employee of MLIM, LLC.

(r)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(s)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(t)	Peter deLisser, managing member and president of the selling securityholder, exercises voting and investment power over the selling securityholder.

(u)	The selling securityholder is a registered broker-dealer. The registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission.

(v)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. S. Donald Sussman exercises voting and investment power over the selling securityholder.

(w)	Thomas Lyons exercises voting and investment power over the selling securityholder.

(x)	Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(y)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Tian Xue exercises voting and investment power over the selling securityholder.

(z)	The selling securityholder is an affiliate of UBS Securities LLC, a registered broker dealer, and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(aa)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Ellen Gold and David McLaughlin, Portfolio Managers, exercise voting and investment power over the selling securityholder.

(bb)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Eric Peyton, head of convertible trading exercises voting and investment power over the selling securityholder.

(cc)	The identity of these unnamed selling securityholders is currently unknown to us. None of the unnamed securityholders or any future transferees, pledges, donees or successors of or from any such unnamed securityholders may offer notes or shares of common stock pursuant to this prospectus until such holder is included as a named selling securityholder in a post-effective amendment to this prospectus when necessary.

(dd)	Amounts in this table may not equal the aggregate amount of notes offered by this prospectus as a result of selling securityholders identified above having sold, transferred or otherwise disposed of some or all of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the above table was provided to us and without informing us of such sales. In no event will the aggregate principal amount of notes offered by this prospectus exceed $140,000,000.
     None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.
     The preceding table has been prepared based upon the information known to us as of the date of this post-effective amendment to this prospectus. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement or amend this prospectus accordingly. Assuming all shares and notes being registered for resale are sold, the selling securityholders will not own any notes or shares after completion of the offering.